

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Jesse Keller
Chief Executive Officer
Appiphany Technologies Holdings Corp.
403 – 1630 Pandosy St.
Kelowna, BC, Canada V1Y 1P7

> **Re: Appiphany Technologies Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-167453**

Dear Mr. Keller:

We have reviewed your registration statement and response letter dated February 9, 2011 and have the following comments. Where prior comments are referenced, they refer to our comment letter dated January 21, 2011.

Certain Relationships and Related Transactions, page 32

1. We refer to prior comment 13 and reissue that comment in part. You state that "Notwithstanding the foregoing, none of the following persons has any direct or indirect material interest …" However, it appears that Messrs. Keller, Klippenstein and Roy, each of which is a related party did, in fact, have an interest in one or more of the transactions described in this section. Please remove your statement that "Notwithstanding the foregoing, none of the following persons has any direct or indirect material interest …," or advise.

If you have questions or comments on the financial statements and related matters, please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal